File No. __________________




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                    CJSC EASTERN KAZAKSTAN POWER DISTRIBUTION
                            COMPANY ("CJSC Eastern")
                             OJSC ALTAIENERGO ("OA")
                       OJSC ALTAIENERGO POWER DISTRIBUTION
                          COMPANY ("OJSC Altaienergo")
                      OJSC SEMIPALATINSK POWER DISTRIBUTION
                         NETWORKS ("OJSC Semipalatinsk")
                      CJSC SEMIPALATINSK POWER TRANSMISSION
                         COMPANY ("CJSC Semipalatinsk")
                       DJSC AYAGUZ POWER NETWORKS ("DJSC")
                      AES SHYGYS ENERGY LLP ("AES SHYGYS")
                       (Name of foreign utility companies)

                               THE AES CORPORATION
                               1001 N. 19th Street
                                   Suite 2000
                            Arlington, Virginia 22209
     (Name of filing company, if filed on behalf of foreign utility company)


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         The Commission is requested to mail copies of all correspondence relating to this Notification to:

         William R. Luraschi, Esq.
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia  22209

         Lynn N. Hargis, Esq.
         Chadbourne & Parke LLP
         1200 New Hampshire Avenue, N.W.
         Suite 300
         Washington, D.C.  20036

ITEM 1

         Foreign utility status is claimed by AES Shygys Energy LLP ("AES Shygys"), CJSC Eastern Kazakstan Power Distribution Company ("CJSC Eastern"), OJSC Altaienergo ("OA"), OJSC Altaienergo Power Distribution Company ("OJSC Altaienergo"), OJSC Semipalatinsk Power Distribution Networks ("OJSC Semipalatinsk"), CJSC Semipalatinsk Power Transmission Company ("CJSC Semipalatinsk"), and DJSC Ayaguz Power Networks ("DJSC"), all located in the oblast of Eastern Kazakstan in northeastern Kazakstan.

         CJSC Eastern, OA, OJSC Altaienergo, OJSC Semipalatinsk, CJSC Semipalatinsk, and DJSC own and operate businesses of electricity distribution in the oblast of Eastern Kazakstan, Kazakstan and are referred to herein as the "Distribution Companies".

         The business addresses of AES Shygys and the Distribution Companies are as follows:

                 AES Shygys                                    CJSC Eastern
           East-Kazakhstan Region                         East-Kazakhstan Region
           Ust-Kamenogorsk, 492018                       Ust-Kamenogorsk, 492020
              Bazhov Street 67                                Bazhov Street 10
                  Kazakstan                                      Kazakstan



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                     OA                                      OJSC Alataienergo
           East-Kazakhstan Region                         East-Kazakhstan Region
           Ust-Kamenogorsk, 492018                       Ust-Kamenogorsk, 492018
              Bazhov Street 68                                Bazhov Street 68
                  Kazakstan                                      Kazakstan

             OJSC Semipalatinsk                           CJSC Semipalatinsk
            Semipalatinsk, 490029                       Semipalatinsk, 490029
         Karzhaubaiuly Street 243 A                   Karzhaubaiuly Street 243 A
                 Kazakstan                                    Kazakstan

                  DJSC
          East-Kazakhstan Region
             Nugmanov Street 67
                 Kazakstan


         The Distribution Companies are 100% owned by the government of the Republic of Kazakstan. Through a memorandum of understanding entered into between The Republic of Kazakstan, the Ministry of Energy, Industry and Trade (of Kazakstan), the Ministry of State Revenue (of Kazakstan), the Committee of State Property & Privatization of the Ministry of Finance (of Kazakstan), the Distribution Companies, and AES Shygys Energy LLP ("AES Shygys"), AES Shygys will operate and manage the Distribution Companies. AES Shygys is an indirect wholly-owned subsidiary of The AES Corporation.

         The AES Corporation is a Delaware corporation.

ITEM 2

         The Distribution Companies have no domestic associate public utility companies.

         CILCO is a domestic associate of AES Shygys through The AES Corporation's acquisition of CILCO, which was consummated October 18, 1999. The Commission issued an order on August 20, 1999, granting The AES Corporation a
Section 3(a)(5)



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exemption from PUHCA if and when it indirectly acquired CILCO, a domestic public utility company.

         The state commission certification from the Illinois Commerce Commission required under Section 33(a)(2) of the Act in connection with this transaction is attached.

                                    Signature

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By: /s/ Barry Sharp
    -----------------------
Barry Sharp
Senior Vice President/CFO
The AES Corporation
1001 N. 19th Street
Suite 2000
Arlington, Virginia  22209
(703) 522-1315



Dated:  October 21, 1999

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
                                State of Illinois
                          Illinois Commerce Commission

                       [Letterhead of Richard L. Mathias]


                                            March 10, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

         We are writing to you with respect to Central Illinois Light Company ("CILCO") and its parent, CILCORP Inc., and the pending merger transaction involving CILCORP Inc. and The AES Corporation.

         We have been advised that The AES Corporation, through its subsidiaries (other than CILCORP Inc. or subsidiaries of CILCORP Inc.), affiliates, or through other entities, currently holds, and intends to continue to hold and acquire, ownership interest in electric and natural gas facilities in one or more foreign countries. We submit this letter pursuant to the requirements of
Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

         A 1997 Illinois law implemented changes to historical utility regulation. The law required all regulated electric utilities to reduce their rates to residential consumers in 1998 and, subject to certain specified exceptions, froze such electric rates until 2005. While neither the utilities nor the Illinois Commerce Commission ("Commission") can change bundled electric rates until 2005, the Commission retains jurisdiction to set rates for unbundled delivery service. In addition, electric utilities are subject to other statutory provisions that require a sharing of revenue with consumers if the utility earns more than certain specified thresholds. However, the restructuring legislation gave electric utilities great flexibility in writing down assets and accelerating depreciation, so utilities may be able to avoid triggering the over-earning threshold. Also the legislation removed Commission authority over the sale, lease or other transfer of assets to affiliated or unaffiliated entities until January 1, 2005. Also, the Commission has jurisdiction over electric and gas delivery system reliability. However, the Commission cannot order a utility to construct additional generation. Finally, while the Commission's authority to approve or disapprove some merger and reorganization transactions has been suspended


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until 2005, regulated utilities are required to provide the Commission with a
30-day advanced notice of any proposed transaction, with supporting documentation, and to file certain reports thereafter.

         The Illinois Commerce Commission hereby certifies to you that we have the authority and resources to protect Illinois consumers in accordance with the Illinois statutes discussed in the previous paragraph. We intend to exercise such authority.

                                            Sincerely,
                                            Illinois Commerce Commission

                                            /s/Richard L. Mathias
                                            Richard L. Mathias
                                            Chairman

cc:      Mr. Edward J. Griffin, DeFrees & Fiske
         Mr. Robert W. Wason, Security and Exchange Commission










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